EXHIBIT 99.2 Notice to ASX Rio Tinto Limited AGM – Address by the chief executive J-S Jacques, chief executive Rio Tinto Limited AGM 7 May 2020 ** Check against delivery** Thank you Simon and good afternoon everyone. There is absolutely no doubt we hold our AGM this year at an uncertain and unusual time. Sadly, the Covid-19 pandemic has impacted each and every one of us. At Rio Tinto we believe the best way to positively contribute right now, is to continue to deliver products to our customers while keeping our people and communities healthy and safe. At this point, all of our operations are running. But we are not complacent and remain extremely vigilant, as the situation evolves rapidly. Since January we have been running business resilience teams to do what we can to prepare, and the entire organisation is focused on five priorities: - Maintaining the health and safety of our people and communities - Keeping our operations running and getting product to our customers - Generating cash to maintain our balance sheet strength - Enhancing our partnerships – with governments, customers, suppliers and other partners, including shareholders - Staying resilient, as a business and as teams We have introduced a number of new health and safety measures at each of our operations and offices. Let me give you an example, in our iron ore business in West Australia, we introduced a five layer screening process before our Fly-In Fly-Out (FIFO) workers get to site, aimed at keeping our teams and communities safe. This includes: a health questionnaire; a face to face assessment with a nurse at Perth airport; thermal screening; and rapid screening, as well as the application of a health clearance bracelet. Page 1 of 5

We were one of the first companies in the world to introduce rapid screening to scale, allowing for quick identification of our employees who may be at increased risk of having a viral illness before going to site. Just last week we announced we would extend this programme to include the implementation of a similar approach at all relevant Rio Tinto Western Australia (WA) regional FIFO airports. We are very grateful for the support of the West Australian government and health professionals, including 100 nurses and health workers who are supporting our efforts. And most importantly, to our employees, who have been magnificent. We are also looking at what more we can do, across our operations and offices around the world to protect health and safety. We have over 5000 people who have successfully transitioned to home working and, with travel restrictions in place, we are finding new ways to connect. Over the last few months, I have had over 80 virtual team sessions to connect with all of our operational and commercial leadership teams. Our teams in both Beijing and Shanghai are now back in the office. We have also connected with our customers in China and it is reassuring to hear it is business as usual for them. In April we released a very robust production performance update for the first quarter of this year. Our world-class portfolio and strong balance sheet serve us well in all market conditions and are particularly valuable in the current volatile environment. Our resilience and value over volume strategy mean we can continue to invest in our business and support our communities and host governments. We know it is a privilege to be able to operate right now. To support the effort to contain COVID-19 we pledged US$25 million investment in COVID-19 related community projects globally with around A$20 million to be spent in grassroots communities efforts here. Our community investments in Australia are already well progressed. Yesterday, we announced a A$1.25 million investment in our Queensland Royal Flying Doctor Service (RFDS) partnership, which complements our WA RFDS partnership. As we look ahead, our focus will be on those most in need, including Aboriginal and Torres Strait Islanders, victims of family and domestic violence, and those without access to essential services and supplies. Page 2 of 5

Further initiatives will include: - Supplying masks and protective equipment to support energy and health professionals, donating to national and local communities, hospitals and international agencies - The provision of ventilation units and temporary medical units, and - Further investment in education and financial literacy programs, as remote learning becomes the global norm for children. Our FutureMinds partnership with Amazon and BlueChilli will be key here. It will be important to work with communities together, for a strong future; as we will all need to learn to adapt and co-exist with the pandemic for some time. Our aim is to build strong, resilient business models and partnerships. As we have consistently said: resilience and partnership is key, and what recent times has shown us, so is, agility. Your company is resilient given our strong balance sheet and world class portfolio. We have again adapted quickly and we are working to partner in different ways. We are not complacent as we believe the full economic impact of the pandemic is yet to be felt. Turning to our 2019 performance. Our purpose is to produce the materials essential to human progress, now and in the future. To do this we are focused on two things: perform today and transform for tomorrow. Perform is what we are doing right now, to deliver superior value to our shareholders even in a challenging environment. Transform is about what we are doing to prepare for the future. From a financial perspective, 2019 was another successful year for Rio Tinto and our shareholders. A year of strong financial performance. A year we delivered significant cash flow while maintaining balance sheet strength. A year we invested in high quality growth. And a year we paid US$11.9 billion of cash returns to shareholders, with US$10.3 billion in dividends and US$1.6 billion in share buybacks. Page 3 of 5

You, our shareholders have received a further US$3.7 billion in the first half of this year. In 2019 we generated US$21 billion of EBITDA, with a strong margin of 47% resulting in an industry leading return on capital employed of 24%. Our TSR (total shareholder return) was 41% from 1 January 2019 to 31 December 2019 for combined DLC including reinvestment of dividends. We generated US$15.8 billion of operating cash flow that we allocated with discipline, including investing US$2.6 billion in high value growth, as part of the US$5.5 billion investment in our assets. So, as we perform we are also transforming for the future. Our strong exploration investment of over US$600 million in 2019 shows we are also out there looking for the next world class business. We are excited about Winu, our copper opportunity in Western Australia. It is progressing well and is a great example of us building a portfolio of the future. We expect to be able to provide some greater insights on this opportunity soon. Indeed, at Rio Tinto we believe we have a great portfolio, well positioned for the transition to a low carbon economy. This transition, and other demand drivers such as electrification, urbanisation, and continued industrialisation of the developing world will be materials intensive. So, we believe we have the resilience to deal with a prolonged period of uncertainty and that our long term future is bright. I will now hand back to Simon. Page 4 of 5

RioTinto

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Rio Tinto plc
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Tim Paine

Rio Tinto Limited
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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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